UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

June 18, 2002

Act	Securities Exchange Act of 1934
Section	—
Rule 101 of Regulation M	
Public Availability	June 18, 2002

Joseph A. Hall, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: Votorantim Celulose e Papel S.A.
File No. TP 02-55

Dear Mr. Hall:

In your letter dated June 18, 2002, as supplemented by conversations with the staff, you request on behalf of J.P. Morgan Securities Inc. (the "Lead Manager"), an exemption from Rule 101 of Regulation M under the Exchange Act to permit the Lead Manager, the other underwriters expected to act as distribution participants (together with the Lead Manager, the "Distribution Participants"), and their respective affiliates, to act as market makers in *ações preferenciais*, without par value ("Preferred Shares") and American Depositary Shares ("ADSs"), each representing 500 Preferred Shares, of Votorantim Celulose e Papel S.A. ("VCP") while they are participating in a global offering of Preferred Shares and ADSs of VCP (the Offering) by BNDES Participações S.A.-BNDESPAR (the "Selling Shareholder"), a subsidiary of Banco Nacional de Desenvolvimento Econômico e Social-BNDES (the Brazilian national development bank). We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 of Regulation M to permit the Distribution Participants, and their affiliates, in connection with their role as market makers, to bid for or purchase Preferred Shares and ADSs of VCP during the applicable restricted period for the distribution of the Preferred Shares and ADSs of VCP. In particular, this exemption is based on the facts that:

- In common with other Brazilian public companies, the Preferred Shares and ADSs are securities through which the public participates in the capital stock of the Issuer -- in the same way that common equity is typically the security through which the public participates in the capital stock of a U.S. public company. If the Preferred Shares and the ADSs were treated as non-voting common equity for purposes of Rule 405 and Regulation M, then given their ADTV and public float value, the Preferred Shares and the ADSs would constitute actively-traded securities within the meaning of Rule 101 and no exemption would be necessary.

- The Preferred Shares are a component of the Ibovespa, the IBX, and the FGV-100, which are the three most widely followed market indices in Brazil. The Ibovespa is the principal Brazilian market index and is currently composed of 57 shares issued by 48 companies that collectively represent the most liquid stocks traded on the BOVESPA during the 12 months prior to the readjustment date. The Preferred Shares are among the 50 most actively traded securities on the BOVESPA.

- Purchases by the Lead Manager and the other Distribution Participants are unlikely to have a significant impact on the price of the Preferred Shares and ADSs due to: (i) the high liquidity and significant depth of the trading market in the Preferred Shares and ADSs, particularly in light of the large ADTV and public float value, and (ii) the large number of dealers who regularly place bids and offers for, or continuously make markets in, the Preferred Shares and ADSs.

- The issuer is a company whose financial affairs are widely reported on both in Brazil and internationally, and the Offering is expected to be global in nature rather than domestic.

- The Brazilian securities markets have legal safeguards designed to prevent manipulation by market participants, including trade reporting and sanctions for insider trading and price manipulation. These safeguards are enforced by the CVM through regular market surveillance and, when necessary, through sanctions.

This exemption is subject to the following conditions:

1. The Lead Manager shall provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all transactions by the Lead Manager, the other Distribution Participants, and their affiliates, in the Preferred Shares and ADSs of VCP made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of each transaction;

   b. the exchange, quotation system, or other facility through which the transaction occurred; and

c. whether the transaction was made for a customer account or a proprietary account.

These records must be maintained by the Lead Manager, the other Distribution Participants, and their affiliates, for a period of at least two years from the date of the termination of the distribution of ADSs and Preferred Shares of VCP; and

2. The prospectus for the Offering must disclose that the Lead Manager, the other Distribution Participants, and their affiliates, have been exempted, consistent with this relief, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of the facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 9(a)(2) and 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 under the Exchange Act. Responsibility for compliance with these any other applicable provisions of the federal securities laws must rest with the Lead Manager, the other Distribution Participants, and their market maker affiliates. We express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

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HONG KONG

June 18, 2002

Re: **Votorantim Celulose e Papel S.A.**

Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att'n: James A. Brigagliano, Esq.
Associate Director

Dear Mr. Brigagliano:

We are writing on behalf of J.P. Morgan Securities Inc. (the "Lead Manager") to request an exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the market-making activities of the Lead Manager, the other underwriters expected to act as distribution participants (together with the Lead Manager, the "Underwriters") within the meaning of Rule 100 ("Rule 100") of Regulation M and their respective affiliates[1] in connection with a proposed global offering (the "Offering") by BNDES Participações S.A.-BNDESPAR (the "Selling Shareholder"), a subsidiary of Banco Nacional de Desenvolvimento Econômico e Social-BNDES, the Brazilian national development bank, of *ações preferenciais*, without par value ("Preferred Shares") and American Depositary Shares ("ADSs"), each representing 500 Preferred Shares, of Votorantim Celulose e Papel S.A. (the "Issuer").

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[1]For purposes of this letter, "affiliate" means any person that directly or indirectly controls, is controlled by, or is under common control with, any Underwriter.

I. FACTS

The Issuer

The Issuer is a Brazilian pulp and paper company that has been a reporting company under the Exchange Act since April 2000, when 3,960 million Preferred Shares, in the form of 7.9 million ADSs, were sold into the United States and elsewhere in a global offering and 440 million Preferred Shares were sold in Brazil. For 2001, the Issuer reported U.S. GAAP net sales of $654 million and net income of $192 million. At December 31, 2001, the Issuer had U.S. GAAP total assets of $2.3 billion and shareholders' equity of $1.1 billion. Based on the closing price of the Issuer's ADSs on the New York Stock Exchange (the "NYSE") on May 31, 2002, the Issuer had a market capitalization of approximately $1.5 billion.

The Issuer is controlled by the Ermírio de Moraes family of Brazil, through their beneficial ownership of 100% of the *ações ordinárias*, without par value ("Common Shares") of the Issuer. The Ermírio de Moraes family founded the Votorantim Group, a Brazilian group of companies engaged in the businesses of cement, aluminum, pulp and paper (through the Issuer and its subsidiaries), financial services, chemicals and agribusiness.

The Issuer's Capital Structure

The Issuer's capital stock consists of 21,140 million Common Shares and 16,947 million Preferred Shares outstanding as of December 31, 2001. As of that date, the Preferred Shares made up approximately 44.5% of the Issuer's capital stock. Under the Brazilian Corporation Law, and pursuant to express provisions of the Issuer's by-laws, the number of Preferred Shares may not exceed two-thirds of the Issuer's total capital stock.

As noted above, the Ermírio de Moraes family beneficially owns 100% of the Common Shares. At December 31, 2001, the outstanding Preferred Shares were owned by (i) the public, with 60.8% of the class, consisting of 10,299 million Preferred Shares or the equivalent of 20.6 million ADSs; (ii) the Selling Shareholder, with 34.2% of the class, consisting of 5,797 million Preferred Shares or the equivalent of 11.6 million ADSs; and (iii) the Ermírio de Moraes family, with 5.0% of the class, consisting of 850 million Preferred Shares or the equivalent of 1.7 million ADSs.

The Preferred Shares are non-voting except under limited circumstances, while the Common Shares are entitled to vote in the election of directors and on other matters prescribed by the Brazilian Corporation Law. Pursuant to a law which became effective in March 2002, holders of Preferred Shares who are not controlling shareholders, and together hold Preferred Shares representing at least 10% of the total capital of the Issuer, are entitled to appoint one member and his or her alternate to the Issuer's board of directors. Holders of the Issuer's Preferred Shares have not exercised this right to date.

Holders of Preferred Shares are not entitled to a fixed or minimum dividend payment. However, holders of Preferred Shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to holders of Common Shares.

Upon liquidation, holders of Preferred Shares would be entitled to receive, prior to any distribution to holders of Common Shares, an amount generally equal to their pro rata share of the book value of the Issuer's net worth, based on the proportion of the Issuer's capital stock represented by the Preferred Shares. After holders of Common Shares have received their pro rata share of the book value of the Issuer's net worth, holders of Preferred Shares and Common Shares would then participate equally, on a per-share basis, in any assets remaining available for distribution.

The Offering

The Underwriters propose to offer up to approximately 3.8 billion Preferred Shares, in the form of Preferred Shares and ADSs, on behalf of the Selling Shareholder in the Offering. In addition, it is expected that the Selling Shareholder will grant the Underwriters an option to purchase up to an additional 563.7 million Preferred Shares. The Offering will be conducted in Brazil in the form of Preferred Shares, and in the United States and elsewhere around the world in the form of ADSs, and is expected to close in July 2002. The U.S. portion of the Offering will be made pursuant to a Registration Statement on Form F-3, and the terms and conditions of the Offering will be described more fully therein. The Preferred Shares and ADSs to be offered in the Offering will be listed on the São Paulo Stock Exchange (the "BOVESPA") and the NYSE, respectively.

Market for the Issuer's Capital Stock

The Common Shares are not traded, as all are held through holding companies controlled by the Ermírio de Moraes family. The principal market for trading in the Preferred Shares is the BOVESPA (which in 2001 accounted for more than 95% of all trading on Brazilian stock exchanges), and the principal market for trading in the ADSs is the NYSE. This structure is similar to that of most other Brazilian companies whose equity securities are listed on the NYSE. Of the 30 Brazilian companies so listed, 26 have listed only American Depositary Shares representing their *ações preferenciais*.

The Preferred Shares have traded on the BOVESPA under the ticker symbol VCPA4 since December 1999 and under the ticker symbol PSIM4 since June 1986. The ADSs have traded on the NYSE under the ticker symbol VCP since April 2000. The Preferred Shares and ADSs had an ADTV within the meaning of Rule 100 for the 60 consecutive calendar days ended May 31, 2002 of approximately $2.2 million. Calculated as if the Preferred Shares and ADSs were common equity within the meaning of Rule 405 ("Rule 405") under the Securities Act of 1933, as amended, the Preferred Shares and ADSs would have had a public float value within the meaning of Rule 100 of approximately $404 million as of May 31, 2002.[2]

The Preferred Shares are a component of the Ibovespa, the IBX and the FGV-100, which are the three most widely followed market indices in Brazil. The Ibovespa is the principal Brazilian market index and is currently composed of 57 shares issued by 48 companies that collectively represent the most liquid stocks traded on the BOVESPA during the 12 months prior to the readjustment date. The composition of the Ibovespa is readjusted on the first business day of every January, May and September. The Preferred Shares are among the 50 most actively traded securities on the BOVESPA. The Preferred Shares and ADSs are covered by research analysts at more than ten major investment banks and

[2]Public float value is determined in the manner set forth on the cover of Form 10-K (even if the issuer is not required to file reports on Form 10-K). The cover of Form 10-K requires the registrant to "state the aggregate market value of the voting and non-voting common equity" held by non-affiliates of the registrant. Rule 405 defines "common equity" as "any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest."

securities firms, including the Lead Manager and most of the Underwriters expected to be invited to join the syndicate for the Offering.

Although the Underwriters have not yet been formally selected, we expect most of them to be current market makers in the Preferred Shares or in the ADSs. Five of the proposed Underwriters ranked within the top six market makers in the Preferred Shares on the BOVESPA during the 12 months ended May 31, 2002, and collectively accounted for 38.5% of the trading volume of the Preferred Shares on the BOVESPA during that period. Three of the proposed Underwriters ranked within the top seven market makers in the ADSs on the NYSE, accounting for 32.7% of trading, during that period. In 2001, these Underwriters handled 40.1% of the trading volume in the ADSs on the NYSE.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the Comissão de Valores Mobiliários, the Brazilian Securities Commission (the "CVM"), which has regulatory authority over the BOVESPA and the other Brazilian stock exchanges and securities markets generally, by the Conselho Monetário Nacional, the Brazilian Monetary Council, and by Banco Central do Brasil, the Brazilian Central Bank, which among other things has licensing authority over brokerage firms. The Brazilian securities laws and the Brazilian Corporation Law provide for trade reporting requirements and restrictions on insider trading and price manipulation that are designed to detect and prevent manipulative market practices and activities.

We understand on the basis of our discussions with Brazilian counsel that CVM rules prohibit manipulative conduct in the securities markets, such as: (i) price manipulation, defined as the use of any process or means to, directly or indirectly, increase, maintain or decrease prices of securities in order to induce third parties to buy or sell such securities; (ii) the creation of artificial demand, supply, or price conditions, through transactions in which the participants or brokers, by willful misconduct or omission, alter, directly or indirectly, the flow of buy and sell orders; (iii) fraudulent transactions, which include transactions that use any mechanism or device intended to mislead third parties, aimed at obtaining illicit economic advantages for the parties involved in such transactions or for any other party; (iv) the adoption of unfair practices, which are those practices resulting in an unfair dominant position of one party vis-à-vis other market participants; and (v) insider trading, by means of the use of privileged information. Although insiders are defined as controlling shareholders, officers and directors of a company, the insider trading rules also apply to brokers, dealers and other distribution participants, as well as to other persons who have access to material information prior to its disclosure to the market. Family relationships are taken into account in determining insider status. Any breach of the CVM rules mentioned above can subject the breaching party to various civil and criminal penalties, including (a) admonitions, (b) fines of up to three times the amount of the economic benefit derived from the prohibited conduct, (c) suspension of the license to carry on activities in the securities markets, and (d) imprisonment for a period ranging from six months to eight years. Investors damaged by prohibited conduct are entitled to compensation for their losses.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, covered securities until they have completed their participation in the distribution. Covered securities include the securities which are the subject of the distribution. The Preferred Shares will be in distribution in the Brazilian portion of the Offering and the ADSs will be in distribution in the U.S. portion of the Offering.

Absent exemption therefrom, Rule 101 would force the Underwriters to withdraw from the market in the Preferred Shares and the ADSs for the period beginning five business days prior to the pricing of the Offering and ending upon their completion of participation in the distribution. Because the Lead Manager is a major market maker for the ADSs, and the other Underwriters who are expected to be invited to join the syndicate for the Offering are also likely to be market makers for the ADSs on the NYSE and for the Preferred Shares on the BOVESPA, the Lead Manager believes their withdrawal would lower liquidity in the market for the Preferred Shares and the ADSs. Moreover, absent exemption from Rule 101, the Underwriters will likely be unable to provide additional liquidity during the first few hours and, even, days of trading in the Preferred Shares and the ADSs following pricing of the Offering, disrupting an otherwise orderly market with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request the Director of the Division of Market Regulation, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriters and their affiliates from the prohibitions of Rule 101 with respect to market-making activities relating to the Preferred Shares and the ADSs during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Although *ações preferenciais* translates literally as "preferred shares", the Preferred Shares are more similar to a class of non-voting common equity than they are to shares of U.S.-style preferred stock, since the Preferred Shares do not have a fixed dividend or liquidation preference, and holders of Preferred Shares have an interest in the profits and residual value of the Issuer at least as significant as holders of Common Shares. In common with other Brazilian public companies, Preferred Shares (and ADSs) are the securities through which the public participates in the capital stock of the Issuer, in the same way that common equity is typically the security through which the public participates in the capital stock of a U.S. public company. If the Preferred Shares and ADSs were treated as non-voting common equity for purposes of Rule 405 and Regulation M, then given their ADTV and public float value, the Preferred Shares and ADSs would constitute actively-traded securities within the meaning of Rule 101 and no exemption would be necessary.

(b) Purchases by the Underwriters are unlikely to have a significant impact on the price of the Preferred Shares and ADSs due to (i) the high liquidity and significant depth of the trading market in the Preferred Shares and ADSs, particularly in light of the large ADTV and public float value and (ii) the large number of dealers who regularly place bids and offers for, or continuously make markets in, the Preferred Shares and ADSs.

(c) The Issuer is a company whose financial affairs are widely reported on both in Brazil and internationally, and the Offering is expected to be global in nature rather than domestic.

(d) The Brazilian securities markets have legal safeguards designed to prevent manipulation by market participants, including trade reporting and sanctions for insider trading and price manipulation. These safeguards are enforced by the CVM through regular market surveillance and, when necessary, through sanctions.

(e) We note particularly *The British Petroleum Company p.l.c.* (publicly available Oct. 14, 1987), where the Securities and Exchange Commission granted relief from the requirements of then-Rule 10b-6 at least partly because the home market for the shares of the issuer in question would have been disrupted had all market makers taking part in the proposed underwriting been forced to withdraw from the market for any significant period of time.

* * *

We are submitting this exemption request letter to the Division of Market Regulation pursuant to delegated authority from the Securities and Exchange Commission. 17 C.F.R. 200.30-3(a)(6). In accordance with Rule 0-12(d) under the Exchange Act, enclosed are five copies of this letter.

Please call me at (212) 450-4565 with any questions you may have concerning this request.

Very truly yours,

Joseph Hall /PH

Joseph A. Hall

cc: Travis Epes, Esq.
J.P. Morgan Securities Inc.

Richard S. Aldrich, Jr., Esq.
Shearman & Sterling

Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

(NY) 27960/694/REGM/exemption.request.wpd